Exhibit 99.1

Transition Therapeutics to Present at the Canaccord Genuity Annual Growth Conference

TORONTO, ON, August 13th, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX:TTH, NASDAQ:TTHI) announced today that Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition will be presenting at the Canaccord Genuity Annual Growth Conference on Thursday, August 16th, 2012 at 2:00 p.m. Eastern Time at the Intercontinental Boston Hotel in Boston, Massachusetts.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com